

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

August 16, 2018

<u>Via E-Mail</u>
Michael E. LaBelle
Chief Financial Officer
Boston Properties, Inc. and Boston Properties Limited Partnership
800 Boylston Street, Suite 1900
Boston, MA 02199-8103

> **Re:** **Boston Properties, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2017**
> **Filed February 28, 2018**
> **File No. 1-13087**
>
> **Boston Properties Limited Partnership**
> **Form 10-K for the fiscal year ended December 31, 2017**
> **Filed February 28, 2018**
> **File No. 0-50209**

Dear Mr. LaBelle:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Assistant Chief Accountant
Office of Real Estate
& Commodities